FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press release dated May 13, 2012

Press Release

Santander will set aside

EUR 2.700 billion to comply

with decree-law 18/2012 on provisioning of real

estate assets

•	These provisions, along with the EUR 2.300 billion pending under the decree-law passed in February, come to EUR 5.000 billion before tax, which will be fully absorbed in the 2012 results.

•

The after-tax impact on results of applying the two decree-laws passed in February and May will be EUR 2.900 billion, after taking into account the provisions of EUR 900 million which will be made with the capital gains from the sale of Santander Colombia.

•	These provisions will not affect Santander’s current capital ratios and Santander maintains its commitment to remunerate shareholders EUR 0.60 a share for 2012.

Madrid, May 13, 2012 — Banco Santander announces that the amount required for Grupo Santander in Spain (including Banesto) to comply with royal decree-law 18/2012 of May 11 will be EUR 2.700 billion before taxes, according to the bank’s initial assessments.

These charges are in addition to the provisions already required by the decree-law 2/2012 of February, of which EUR 2.300 billion of provisions before taxes are still pending, as stated in a filing sent to the CNMV on February 7. The provisions still pending, plus those required by the latest decree-law, amount to a total of EUR 5.000 billion in provisions before tax. These will be fully covered in 2012 and charged against capital gains and profits this year.

Last December, Santander agreed to sell its Colombian unit, and the capital gains generated by this sale will allow making provisions amounting to EUR 900 million. Moreover, after taking into account the tax impact of the charges, net outstanding provisions pending against the P&L account are EUR 2.900 billion. These charges will not affect the Group’s current capital ratios.

Santander maintains its commitment to remunerate shareholders EUR 0.60 a share for 2012.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 14th, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President